SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MGP INGREDIENTS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

59832G 104

(CUSIP Number)

Carl W. Struby, Lathrop & Gage L.C.

Suite 2600, 2345 Grand Boulevard, Kansas City, Missouri 64108

(816) 460-5834

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2006

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Laidacker M. Seaberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,071,822 SHARED VOTING POWER 364,652 SOLE DISPOSITIVE POWER 1,071,822 SHARED DISPOSITIVE POWER 364,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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SCHEDULE 13D

for Laidacker M. Seaberg

Item 1. Security and Issuer.

This statement relates to shares of the No Par Value Common Stock of MGP Ingredients, Inc. (the “Company”). The address of the principal executive offices of the Company is 1300 Main Street, Atchison, Kansas 66002.

Item 2. Identity and Background.

(a)	Name of person filing:

Laidacker M. Seaberg.

(b)	Business address:

MGP Ingredients, Inc.

1300 Main Street

Atchison, Kansas 66002

(c)	Present principal occupation or employment:

President and Chief Executive Officer of the Company. The Company is a fully integrated producer of certain ingredients and distillery products.

(d)        Criminal convictions: the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The beneficial ownership of the securities subject to the transaction described in this schedule 13D were acquired in the ordinary course of business more than five years ago and prior to the date on which MGP Ingredients, Inc.. became an issuer subject to the reporting requirements of the Securities Exchange Act of 1934.

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This Schedule is being filed to reflect the deposit of shares of the Company's Preferred Stock, par value $10 per share, held by the Cray Family Trust into a voting trust under a Voting Trust Agreement dated as of November 16, 2005, which became effective on January 30, 2006. The undersigned and the other trustees of the Cray Family Trust are also the trustees of the voting trust. The reporting person has no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D.

Item 5. Interest and Securities of the Issuer.

The number and percentage of shares of MGP Ingredients, Inc. Common Stock, no par value (the “Shares”) beneficially owned by the Reporting Person, based on 16,027,180 shares outstanding as of December 31, 2005, are as follows:

(a)	Number Beneficially Owned: 1,436,474

Percent of Class: 8.8%

(b)	Number of shares as to which the Reporting Person has:
	(i)	Sole voting power to vote or direct the vote: 1,071,822
	(ii)	Shared power to vote or direct the vote: 364,652
	(iii)	Sole power to dispose or direct the disposition of: 1,071,822
	(iv)	Shared power to dispose or direct the disposition of: 364,652

The amounts reported in b(ii) and (iv) above include 142,942 shares allocated to the account of the undersigned under the MGP Ingredients, Inc. Employee Stock Ownership Plan but do not include 1,250,205 shares allocated to the account of other participants. The undersigned is one of five trustees of the MGP Ingredients, Inc. Employee Stock Ownership Plan. Trustees must vote allocated shares as directed by participants and at December 31, 2005 all shares held in the ESOP were allocated. The amounts shown in (ii) and (iv) above also include 220,710 shares held by the undersigned's wife, as to which shares he disclaims beneficial interest. The amounts reported in (i) and (iii) include 240,000 shares subject to presently exercisable stock options.

During the last 60 days, the undersigned has effected no transactions in shares of the Common Stock, No Par Value.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to       Securities of the Issuer.

The Reporting Person is one of three trustees of the Cray Family Trust U/T/A dated April 4, 1975, as amended by a First Amendment dated November 13, 1980 (the “Trust”). The Trust formerly held 333 shares of the Company’s Preferred Stock (76.2% of all preferred shares outstanding as of December 31, 2005. The other two trustees are Cloud L. Cray, Jr. (Mr. Seaberg's father-in-law) and Richard B. Cray (Mr. Cray Jr.’s

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brother). The Reporting Person also in one of the three depositors and trustees of the MGP Ingredients, Inc. Voting Trust (the "Voting Trust"), which was created under a voting trust agreement dated as of November 16, 2005 (the "Voting Trust"). The other two trustees of the Voting Trust also are Cloud L. Cray, Jr. (Mr. Seaberg's father-in-law) and Richard B. Cray (Mr. Cray Jr.’s brother)

The Articles of Incorporation and Bylaws of the Company entitle the holders of the Preferred Stock to elect five out of the Company’s nine directors. Only the holders of Preferred Stock are entitled to vote upon any proposal which requires stockholder approval and which will authorize or direct the Company to merge, consolidate, voluntarily dissolve, sell, lease or exchange all or substantially all of its property and assets, or amend its Articles of Incorporation; provided, that the holders of Common Stock are entitled to vote, as a class, upon any such proposal if the result thereof would be to increase or decrease the aggregate number of authorized shares of Common Stock or Preferred Stock, increase or decrease the par value of the shares of Common Stock or Preferred Stock, or alter or change the powers, preferences or special rights of the Common Stock or Preferred Stock so as to affect the holders of Common Stock adversely. On all other matters, other than the election of directors, the holders of Common Stock and Preferred Stock each vote separately, as a class, and no such matter to be acted upon may be approved unless it receives the affirmative vote, consent or approval of the holders of a majority, or such greater percentage as may be required by law, of the shares of Common Stock and the shares of Preferred Stock.

The Trust will continue in effect until the last death of the issue of Cloud L. Cray, Sr., as defined in the Trust, who was living at the creation of the Trust. A majority of the Trustees may also terminate the Trust at such time as the Trustees believe it to be consistent with the intent of the trustors in establishing the Trust. Until the Trust is terminated or dissolved, each Trustee may appoint a successor trustee, provided that any successor must be and remain a major officer and stockholder of the Company. The Trustees are permitted to act with respect to the voting or divestment of shares of the Company’s stock held by the Trust in accordance with the decision of a majority of the Trustees.

The Voting Trust became effective on January 30, 2006 and will continue in effect until the last death of the issue of Cloud L. Cray, Sr. who was living at the creation of the Trust. There presently are 19 such persons living, the youngest of which is 31 years old. The Voting Trust may also be terminated by the consent of a majority of the Trustees or the beneficiaries of 90% of the shares held in the Voting Trust or upon the sale of all the shares held in the Voting Trust. Until the Voting Trust is terminated or dissolved, each Trustee may appoint a successor trustee, provided that any successor must meet (and continue to meet) the officer and shareholder qualifications that a successor trustee under the Trust must meet under the terms of the First Amendment to the Trust dated November 13, 1980. (As in the case of depositors of the Trust, the original trustees of the Voting Trust are not subject to this requirement).The Trustees are permitted to act with respect to the voting or divestment of shares of the Company’s stock held by the Voting Trust in accordance with the decision of a majority of the Trustees.

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Item 7. Material to be Filed as Exhibits.

1.	Cray Family Trust (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D dated November 17, 1994).
2	First Amendment to Clay Family Trust dated November 13, 1980 (incorporated by reference to Exhibit 9.2 to MGP Ingredients, Inc.'s Form 10-Q for the quarter ended December 31, 2005).
3.	Voting Trust Agreement dated as of November 16, 2005 (incorporated by reference to Exhibit 9.1 to MGP Ingredients, Inc.'s Form 10-Q for the quarter ended December 31, 2005).

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SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Laidacker M. Seaberg
Laidacker M. Seaberg

Date: April 27, 2006

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